UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211,

18 Dong Quan Avenue,

Luoyang Town, Taishun County,

Wenzhou, Zhejiang Province,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

This Current Report on Form 6-K, including the exhibits filed herein, in connection with the unaudited consolidated financial results for the six months ended June 30, 2026 of Kaixin Holdings (“Kaixin” or the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-291748) of the Company and shall form a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Update on Total Shares Outstanding

As of the filing date of this Form 6-K, the total ordinary shares issued and outstanding of the Company are 45,278,552 shares, including 42,133,884 Class A ordinary shares and 3,144,668 Class B ordinary shares.

First Half of 2026 Highlights

•	Total revenue was US$667,000, representing a 602% increase over that of US$95,000 in the first half of 2025.
•	Gross profit was US$23,000, representing a 76% decrease from that of US$95,000 in the first half of 2025.
•	Loss from operations was US$2.0 million, representing a 77% decrease from US$8.7 million in the first half of 2025.
•	Net loss attributable to the Company was US$1.9 million, representing a 77% decrease from US$8.4 million in the first half of 2025.
•	Adjusted loss from operations (non-GAAP)[1] was US$1.4 million, compared to that of US$3.0 million in the first half of 2025.
•	Adjusted net loss (non-GAAP)[2] was US$1.3 million, compared to that of US$2.7 million in the first half of 2025.

First Half 2026 Results

Total net revenues were US$667,000, representing an increase of 602% over that of US$95,000 in the first half of 2025. The revenue increase was mainly attributed to the car sales business. All revenues were obtained through the Company’s subsidiary based in Hong Kong in operations outside of mainland China.

Gross profit was US$23,000, representing a 76% decrease from that of US$95,000 in the first half of 2025.

Operating expenses were US$2.0 million, significantly lower than those of US$8.7 million in the first half of 2025. The difference in operating expenses between the two periods was largely due to a US$6.7 million decrease in general and administrative expenses.

Selling and marketing expenses were US$18,000, compared with US$65,000 in the first half of 2025.

General and administrative expenses were US$2.0 million, compared to that of US$8.7 million in the first half of 2025. The decrease was primarily due to a US$5.1 million decrease in share-based compensation expenses recognized in the first half of 2026.

Loss from operations was US$2.0 million, compared with a loss of US$8.7 million in the first half of 2025. The difference in loss from operations between the two periods was largely due to lower operating expenses in the first half of 2026.

Net loss attributable to the Company was US$1.9 million, down approximately 77% from US$8.4 million in the first half of 2025.

Adjusted loss from operations (non-GAAP) was US$1.4 million, compared to that of US$3.0 million in the first half of 2025.

Adjusted net loss (non-GAAP) was US$1.3 million, compared to that of US$2.7 million in the first half of 2025.

1.	Adjusted loss from operations is a non-GAAP measure. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

2.	Adjusted net loss is a non-GAAP measure. We define adjusted net loss as net loss excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

About Non-GAAP Financial Measures

To supplement Kaixin’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Kaixin uses “adjusted loss from operations” and “adjusted net loss”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. To facilitate investors and analysts, we present the foresaid impact in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” retrospectively. We present adjusted loss from operations and adjusted net income (loss) because management uses them to evaluate operating performance. We also believe these non-GAAP financial measures provide useful information to investors and others to understand and evaluate our consolidated results of operations in the same manner as our management and to compare financial results across accounting periods and with those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP.

About Kaixin Holdings

Kaixin Holdings is a Cayman Islands holding corporation with operating businesses in the automotive industry based in China.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit	Description

99.1	Kaixin Holdings Unaudited Consolidated Financial Statements for the First Half of 2026
99.2	Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures
99.3	Ninth Amended and Restated Memorandum and Articles of Association of Kaixin Holdings, as adopted by a special resolution on April 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: September 16, 2026	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer